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                            [GERDAU AMERISTEEL LOGO]

GERDAU AMERISTEEL TO PURCHASE POTTER FORM & TIE CO. ASSETS

FOR IMMEDIATE RELEASE:

TAMPA, FLORIDA, FEBRUARY 16, 2004 - Gerdau Ameristeel (TSX: GNA) today announced that it has entered into a definitive agreement for the purchase of substantially all the assets of Potter Form & Tie Co., headquartered in Belvidere, Illinois.

For more than 30 years, Potter Form & Tie Co. has been a leading supplier in the Midwest for fabricated rebar and concrete construction supplies for the concrete construction industry. Potter has facilities in Belvidere, Urbana, and Decatur, Illinois; Madison and Appleton, Wisconsin; and Eldridge, Iowa.

Subject to completion and approval of the regulatory authorities, the transaction is expected to close in late March 2004. In combination with Gerdau Ameristeel's 16 reinforcing steel fabricating facilities, the Potter Form & Tie operations will provide engineering, operational and sales talent as well as effective geographic expansion into the densely populated Midwest corridor.

Commenting on the acquisition, Phillip E. Casey, Gerdau Ameristeel's President and Chief Executive Officer, said, "The Potter Form & Tie organization has an established tradition of industry leadership and a well-deserved market reputation for quality and dependable service. Gerdau Ameristeel is honored to be entrusted with the responsibility for continuing this proud heritage."

Gerdau Ameristeel is the second largest mini-mill steel producer in North America with annual manufacturing capacity of over 6.8 million tons of mill finished steel products. Through its vertically integrated network of 11 mini-mills (including one 50%-owned mini-mill), 14 scrap recycling facilities, and 26 downstream operations, Gerdau Ameristeel primarily serves customers in the eastern half of North America. Gerdau Ameristeel's common shares are traded on the Toronto Stock Exchange under the symbol GNA.TO. For additional information, visit www.gerdauameristeel.com.

CONTACT:             Tom J. Landa
                     Vice President & Chief Financial Officer, Gerdau Ameristeel 5100 W. Lemon St., Suite 312
                     Tampa, Florida  33609
                     Phone: 813-207-2300
                     Fax: 813-207-2328